Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

November 26, 2019	NR 19-18

Alianza Minerals retains 100% interest in BP and Bellview projects, provides an update on the Tim Project

●	BP and Bellview, Nevada Gold projects, recovered 100%.
●	Tim Silver Project earn-in agreement deal not yet complete

VANCOUVER, British Columbia -- Alianza Minerals Ltd. (TSX-V: ANZ) (OTC: TARSF) (“Alianza” or the “Company”) reports that it has been informed by partner Hochschild Mining PLC (“Hochschild”) that Hochschild will not be going ahead with the earn-in on the BP and Bellview gold projects in Nevada. However, Hochschild will maintain the earn-in on the Horsethief Gold Project in southeast Nevada and will commence a drill program as soon as feasible in 2020. Thus, Alianza retains its 100% ownership of the BP and Bellview projects and will complete an assessment of the projects to outline the next steps to move these projects forward.

Further to the announcement issued by Alianza on June 20th whereby a Letter of Intent (LOI) pertaining to an option agreement on the Company’s Tim Silver Project in southern Yukon Territory, a definitive agreement has not yet been completed with the optionee. Alianza believes that that this agreement will be completed and will work to complete the agreement but remains free to consider other options for this project.

“I would like to thank Hochschild for their efforts to advance the BP and Bellview properties. Even though these two early-stage targets don’t fit their criteria to continue funding exploration, we see excellent potential to advance them and are prioritizing our next steps,” stated Jason Weber, P.Geo., President and CEO. “We look forward to our continued relationship at Horsethief and to our first drill test of this exciting gold property as soon as weather conditions allow.”

BP and Bellview Gold Projects, Nevada

Hochschild funded the 2019 exploration campaign consisting of mapping and sampling on the BP gold project located 57 kilometres south of Carlin, Nevada and 41 kilometres northwest of Kinross Gold Corporation’s Bald Mountain Gold Mine. Exploration focussed on stratigraphic mapping to determine the ages of units present on the property and to identify lithologic characteristics that may provide conduits and traps for gold-bearing fluids. Additionally, structural and alteration mapping was completed and 150 rock samples were collected. Mapping confirmed the presence of a northwest-trending central graben on the property that is bounded by Simonson dolostone on either side. Within the graben, mapping indicates the presence of down-dropped Chainman siliciclastic rocks, Webb Formation/Pilot Shale and Guilmette Formation carbonate rocks, suggesting that prospective stratigraphy analogous to that hosting mineralization at nearby deposits such as the Rain Mine may be present within 50-200 metres of surface. Anomalous arsenic and antimony pathfinder signatures in rock samples demonstrate NNW and NE linear trends which appear to be associated with mapped features including bedding, faulting, and jasperoid breccias.

At Bellview, Hochschild funded a magnetics geophysical survey with a small mapping and sampling program.. The magnetic response was muted and as such did not identify any magnetic high features. However, mapping and sampling refined the CS target where gold mineralization associated with jasperoid alteration and evidence of decalcification within the Secret Canyon Formation confirm the target area’s potential to be linked to buried mineralization. This target is now considered the highest priority of the three targets (Cherry Springs, Saddle and CS targets) identified on the property.

Tim Silver Project, Yukon

In 2013, Alianza’s exploration program at the Tim Silver Project focussed on a historical zone of silver-lead-zinc mineralization exposed in trenching in 1988. Historical chip sampling across the zone returned 352 grams per tonne silver and 9.12% lead across 4.0 metres and resampling in the trench returned 3.7 metres assaying 365 grams per tonne silver and 7.5% lead from a channel sample. Two additional trenches were completed 180 and 250 metres on either side of the original trench and similar mineralization was reported there. None of these areas have been tested with drilling.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 82.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.